EXHIBIT 99.1

Trilogy International Partners Inc. Announces Final Approval for Sale of New Zealand Subsidiary

BELLEVUE, WA, April 28, 2022 -- Trilogy International Partners Inc. (“Trilogy”) (TSX: TRL), an international wireless and fixed broadband telecommunications operator, today announced that the New Zealand Overseas Investment Office has approved the merger of 2degrees with Orcon Group. This is the final government approval required to complete the sale of 100% equity in Two Degrees Group Limited (“2degrees”) held by Trilogy and its minority partner Tesbrit BV to Voyage Digital (NZ) Limited.

Trilogy announced that it had entered into a definitive agreement to sell 100% of its equity in 2degrees to Voyage at the end of December 2021. Trilogy owns 73.17% of the equity in 2degrees.

Trilogy expects that the transaction will close during the second quarter of this year.

Trilogy and 2degrees are being advised by Montarne, and Macquarie Asset Management, Aware Super and Vocus Group Limited are being advised by UBS.

About Trilogy International Partners Inc.

Trilogy is the parent company of Trilogy International Partners LLC, a wireless and fixed broadband telecommunications operator formed by wireless industry veterans John Stanton, Theresa Gillespie and Brad Horwitz.

Trilogy currently provides wireless and fixed broadband communications services through its operating subsidiaries in New Zealand and Bolivia. Its head office is located at 155 108th Avenue NE, Suite 400, Bellevue, Washington, 98004 USA. Trilogy’s operating subsidiary in Bolivia is also subject to a pending purchase agreement which is also expected to close in the second quarter of 2022.

For more information, visit www.trilogy-international.com.

Cautionary Statements

This press release contains “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 of the United States of America.  Forward-looking information and forward–looking statements include, but are not limited to, statements regarding the closing of the transaction, satisfaction of closing conditions, and the timing thereof. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “estimates”, “plans”, “targets”, “expects” or “does not expect”, “an opportunity exists”, “outlook”, “prospects”, “strategy”, “intends”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, estimates, projections or other characterizations of future events or circumstances contain forward-looking information and statements.

Forward-looking information and statements are provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information and statements may not be appropriate for other purposes. Forward-looking information and statements contained in this press release are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. These opinions, estimates and assumptions include but are not limited to: the conditions to closing the above-described transaction will be satisfied, including necessary regulatory approvals; Despite a careful process to prepare and review the forward-looking information and statements, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct.

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Numerous risks and uncertainties, some of which may be unknown, relating to Trilogy’s business could cause actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking information and statements. Among such risks and uncertainties are those that relate to the risk that the conditions to completion of the transaction will not be satisfied; an event, change or other circumstance that could give rise to the termination of the transactions will occur; risks associated with any potential acquisition, investment or merger; general economic risks; natural disasters including earthquakes and public health crises such as the COVID-19 pandemic; and risks associated with new laws and regulations.

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information and statements in this press release, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information in this press release.  Please see our continuous disclosure filings available under Trilogy Inc.’s profile at www.sedar.com and at www.sec.gov for information on the risks and uncertainties associated with our business.

Readers should not place undue reliance on forward-looking information and statements, which speak only as of the date made. The forward-looking information and statements contained in this press release represent our expectations as of the date of this press release. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information or statements whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

Investor Relations Contacts
Ann Saxton 425-458-5900 Vice President, Investor Relations & Corporate Development	Erik Mickels 425-458-5900 Senior Vice President, Chief Financial Officer

Trilogy Media Contact Ann Saxton 425-458-5900 Ann.Saxton@trilogy-international.com Vice President, Investor Relations & Corporate Development

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